Exhibit 99.4

Extraordinary General Meeting of Pintec Technology Holdings Limited Date: May 7, 2021 See Voting Instruction On Reverse Side. Please make your marks like this: x Use pen only Directors Recommend For Against Abstain RESOLUTION 1. The resolution as set out in Section 1 of the Notice of Extraordinary General Meeting regarding the change of the authorized share capital of the Company. 2. The resolution as set out in Section 2 of the Notice of Extraordinary General Meeting regarding the amendment and restatement of the Company’s Fourth Amended and Restated Memorandum of Association and Articles of Association by their deletion in their entirety and by the substitution in their place of the Fifth Amended and Restated Memorandum of Association and Articles of Association in the form as attached thereto as Exhibit A. Authorized Signatures—This section must be completed for your instructions to be executed. Please Sign Here Please Date Above Please Sign Here Please Date Above Extraordinary General Meeting of Pintec Technology Holdings Limited to be held May 7, 2021 For Holders as of April 7, 2021 MAIL • Mark, sign and date your Voting Instruction Form. • Detach your Voting Instruction Form. • Return your Voting Instruction Form in the postage-paid envelope provided. All votes must be received by 5:00 pm, Eastern Time May 4, 2021. PROXY TABULATOR FOR PINTEC TECHNOLOGY HOLDINGS LIMITED P.O. BOX 8016 CARY, NC 27512-9903 EVENT # CLIENT # Copyright © 2021 Mediant Communications Inc. All Rights Reserved

Pintec Technology Holdings Limited Instructions to The Bank of New York Mellon, as Depositary (Must be received prior to 5:00 PM Eastern Time on May 4, 2021) The undersigned registered holder of American Depositary Receipts hereby requests and instructs The Bank of New York Mellon, as Depositary, to endeavor, in so far as practicable, to vote or cause to be voted the amount of shares or other Deposited Securities represented by such Receipt of Pintec Technology Holdings Limited registered in the name of the undersigned on the books of the Depositary as of the close of business April 7, 2021 at the Extraordinary General Meeting of the Shareholders of Pintec Technology Holders Limited to be held on May 7, 2021 in Beijing, People’s Republic of China. NOTE: 1. Please direct the Depositary how it is to vote by marking X in the appropriate box opposite the resolution. (Continued and to be marked, dated and signed, on the other side) PROXY TABULATOR FOR PINTEC TECHNOLOGY HOLDINGS LIMITED P.O. BOX 8016 CARY, NC 27512-9903 15556 Pintec Technology Holders Limited VIF.indd 2